Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS. 82 Devonshire Street Boston MA 02109-3614 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	June 8, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Union Street Trust II (the trust):
Fidelity Municipal Money Market Fund File No. 033-43757

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Municipal Money Market Fund, a series of the trust in connection with the proposed acquisition by Fidelity Municipal Money Market Fund of all of the assets of Fidelity Florida Municipal Money Market Fund, and the assumption by Fidelity Municipal Money Market Fund of the liabilities of Fidelity Florida Municipal Money Market Fund, solely in exchange for shares of Fidelity Municipal Money Market Fund (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, Solicitation Letter, and Form of Proxy to be sent to shareholders of Fidelity Florida Municipal Money Market Fund. The Prospectus of Fidelity Municipal Money Market Fund dated October 30, 2006 included in this filing is the Prospectus filed by the trust on October 27, 2006 as Post-Effective Amendment No. 30 to its registration on Form N-1A (File No. 033-43757).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on September 19, 2007. It is expected that the Proxy Statement will be mailed to shareholders on or about July 23, 2007, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than June 28, 2007. Questions or comments regarding this filing should be directed to Jamie Plourde at (617)563-1375.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/ Jamie Dastous
Jamie Dastous
Legal Product Group